Muscle Maker, Inc.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

September 8, 2020

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Lopez, Attorney

Re:	Muscle Maker, Inc.
Registration Statement on Form S-1
File No. 333-245047

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Muscle Maker, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:30 p.m., Eastern Time, on Thursday, September 10, 2020, or as soon thereafter as possible.

MUSCLE MAKER, INC.

By:	/s/ Michael Roper
Name:	Michael Roper
Title:	Chief Executive Officer